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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of December, 2003

                               Crayfish Co., Ltd.
                ------------------------------------------------
                 (Translation of registrants name into English)

                                   5th Floor
                            Minami Ikebukuro 1-16-15
                                Minami Ikebukuro
                                   Toshima-Ku
                                 Tokyo 171-0022
                                     Japan
                ------------------------------------------------
                    (Address of principal executive offices)

                         Commission File Number 0-30530


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


                        Form 20-F [X]      Form 40-F [ ]
                ------------------------------------------------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(1)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrants "home country";), or under the rules of the home country exchange on which the registrants securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrants security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-


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INFORMATION FURNISHED ON THIS FORM:

                                TABLE OF CONTENTS

1. NOTICE OF MATTERS REPORTED AND PASSED AT THE ORDINARY GENERAL MEETING OF SHAREHOLDERS FOR THE 8TH FISCAL YEAR [ENGLISH TRANSLATION]. NOTICE TO SHAREHOLDERS DATED DECEMBER 19, 2003.


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Crayfish Co., Ltd.
                                _________________________________________
                                                (Registrant)

                                By          /s/ Kazuhiko Muraki
                                   ______________________________________
                                                (Signature)
                                   Kazuhiko Muraki
                                   President and Representative Director

Date: December 19, 2003

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                              [English Translation]

(Note: This English translation of the "Notice of Matters Reported and Passed at the Ordinary General Meeting of Shareholders for the 8th Fiscal Year" (the original document is written in the Japanese language) is provided solely for the convenience of overseas shareholders. This English translation may differ from the original Japanese document. In the case of any discrepancy between the Japanese original and this English translation, the Japanese original shall prevail.)

                                                               December 19, 2003

To Shareholders:


                  Notice of Matters Reported and Passed at the Ordinary General Meeting of Shareholders for the 8th Fiscal Year

Dear Sirs:

         You are hereby notified that the following matters were reported and passed at the Ordinary General Meeting of Shareholdings for the 8th Fiscal Year.

Matters Reported:

     Matters concerning Report of Business Report, Balance Sheet and Income Statement for the 8th fiscal year (from October 1, 2002 to September 30,
     2003). The contents of the above documents were reported.

Matters Passed:

First Item:

     Matter concerning Approval for Appropriation of Earnings for the 8th fiscal year (from October 1, 2002 to September 30, 2003). The matter was passed as per the original proposal.

Second Item:

     Matter concerning change in a part of Article of Incorporation. The matter was passed as per the original proposal.


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Third Item:

     Matter concerning Election of Four (4) Directors.
     Messrs. Kazuhiko Muraki, Kazuhiro Tamura, Masaaki Shimamura and Yoshitaka Enoki were each elected as a Director of the Company and each assumed the office of a Director of the Company

Fourth Item:

     Matter concerning Election of four (4) Corporate Auditors.
     Messrs. Tatsuo Shigeta, Masataka Watanabe, Yuichiro Mori and Tatsumasa Komatsu were each elected as Corporate Auditors of the Company and each assumed the office of a Corporate Auditor of the Company.

Fifth Item:

  Matter concerning revision of board members' compensation. The matter was passed as per the original proposal.

Notice concerning electronic publication of the Company's financial statements

         Electronic versions of the Company's financial statements will be available on the Company's Internet homepage
(http://www.crayfish.co.jp/jpn/index.html).



                                Yours faithfully,

                                1-16-15 Minami Ikebukuro
                                Toshima-ku, Tokyo
                                Crayfish Co., Ltd.
                                By: Kuzuhiko Muraki
                                Representative Director and President